Exhibit 99.2

PERDIGÃO IS CHOSEN AS THE BEST COMPANY IN CORPORATE GOVERNANCE

For the second consecutive year, Perdigão has been named the IR Magazine Awards’ Best Company in Corporate Governance among Brazilian companies listed on the BM&FBovespa, among others in the category ranking: Itaú-Unibanco, Lojas Renner, Natura e Vale. Now in its fifth year, the Awards also ranked the company among the five best in the Investor Relations Program (large cap), Investor Relations Executive (large cap) and Conference Call categories.

Sponsored by IR Magazine, jointly with Revista RI e and the Brazilian Investor Relations Institute — IBRI, the IR Magazine Awards are the most important event in the IR area, highlighting the excellence of both the companies and professionals in communicating with shareholders and also investor relations practices prevailing in Brazil.

The winners of the prize were selected through a broad-based independent poll of portfolio managers and investment research analysts with activities involving the equities’ market. Polling was carried out by the Brazilian Institute for Economics of the Getúlio Vargas Foundation — FGV. The result reflects 400 replies collected from consultations among more than 1,500 investment professionals and individual investors.

Perdigão has implemented rules of a high standard of corporate governance by adhering to BM&FBovespa’s Novo Mercado regulations and introducing a widely-held shareholding structure, mechanisms for protection and equal rights for its shareholders. In this way, the company has sought to add value with greater transparency and liquidity as well as creating the foundations for growth in its businesses based on economic, financial and environmental sustainability.

São Paulo, June 23, 2009

Leopoldo Viriato Saboya

CFO and IRO

Perdigão S.A.